Exhibit 99.5

FOURTH AMENDMENT

TO THE

NISOURCE INC. RETIREMENT SAVINGS PLAN

Background Information

A. NiSource, Inc. (“NiSource”) is the Plan Sponsor of the NiSource Inc. Retirement Savings Plan, amended and restated effective as of January 1, 2014 (the “Plan”).

B. The NiSource Benefits Committee (the “Committee”), acting on behalf of NiSource as the Plan Sponsor, has the power to amend and modify the Plan pursuant to Article XIV thereof.

C. The Committee desires to amend the Plan, effective as of June 21, 2016, to modify the provisions relating to investment options to be offered under the Plan.

Plan Amendment

1. Section 8.04 of the Plan, regarding Investment Funds, as previously amended, is further amended by revising the first paragraph thereof in its entirety to read as follows:

The Committee and the Trustee shall establish certain investment funds (the “Investment Funds”), rules governing the administration of the Investment Funds, and procedures for directing the investment of Participant Accounts among the Investment Funds. Among these investment funds shall be the Company Stock Fund as defined in Article I and as further described in Section 8.08 of this Article, which remains at all times invested primarily in Company Stock. The Trustee shall invest and reinvest the principal and income of each Account in the Trust Fund as required by ERISA and as directed by Participants. The Committee reserves the right to change the investment options available under the Plan and the rules governing investment designations at any time and from time to time; provided, however, that the Committee shall at all times maintain the Company Stock Fund as an investment fund option.

2. All other provisions of the Plan shall remain unchanged.

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The Committee has caused this Fourth Amendment to the NiSource Inc. Retirement Savings Plan to be executed on its behalf, by one of its members duly authorized, to be effective as of such date as set forth in this amendment.

NISOURCE BENEFITS COMMITTEE

By:
Date: